Contact

www.linkedin.com/in/jameslabate
(LinkedIn)

Top Skills

Private Equity
Leadership
Management

James (Jim) LaBate

Asset Management/Investment Banking
Fort Lauderdale, Florida, United States

Summary

James (Jim) LaBate is a seasoned investor with over 35 years in the finance and investment fields, including more than 30 years between Merrill and Morgan Stanley. Mr. LaBate managed a portfolio of public equity and debt securities among other asset classes that was in excess of 300 million dollars.

Jim has invested in, sponsored, assisted in management, and sold numerous companies funded through private equity and debt investment. Technology, Entertainment, Security, Agriculture, Mitigation Banking, and Medical are some of the industries included in the above transactions. Jim also has extensive experience in structuring and sponsoring debt financing. He has also consulted, negotiated, and funded numerous real estate projects.

Mr. LaBate has written several articles on financing and asset management, appeared on TV and radio and has been recognized by the South Florida Business Journal.
He is a graduate of Indiana University of Pennsylvania with a BS in Business Administration and concentration in accounting. He also attended graduate courses at Geneva College, FAU, and the University of Pittsburgh.

Active in the community, Jim is a past Chairman of the Association of Corporate Growth, Broward College Foundation and Broward Community Foundation. He is or is a past Board member of the Broward Center for Performing Arts Foundation, Boys and Girls Clubs, Bonnet House, Coral Ridge Yacht Club, Ft. Lauderdale Parks and Recreation, YMCA, Florida House, and the Executive's Association of Fort Lauderdale. In addition, he is a graduate of Leadership Broward.

Mr. LaBate is a resident of Ft. Lauderdale, FL and is married with two daughters.

Experience

LaBate Holdings, LLC

Principal

January 1987 - Present (38 years 2 months)

Florida, United States

LaBate Holdings, LLC is a Family office that manages Investments and provides other financial services. Active in public securities, real estate and private equity/debt.

Education

Indiana University of Pennsylvania

BS in Business Administration and concentration in Accounting, Accounting and Finance · (August 1977 - April 1981)

Florida Atlantic University

Business Administration and Management, General

Geneva College

Chemistry

University of Pittsburgh

Computer Science